
03028563

FORM 6-K

P.E. 8-1-03


RECD S.E.C.
AUG - 4 2003
1086

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of August 2003 Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.

(Translation of Registrant's name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón Mexico, D.F. 01210
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F x Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): x

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

Summary of Contents

The following data represents financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Coca-Cola FEMSA, S.A. de C.V. for the six-month period ended June 30, 2002 and 2003. It contains the following tables:

- Declaration from the Company Officials Responsible for the Information
- Integration of the Paid Social Capital Stock
- Consolidated Financial Statement
- Consolidated Earnings Statement
- Consolidated Change of Financial Position Statement
- Consolidated Ratios
- Data per Share
- Directors' Report
- Notes to the Financial Statement
- Relations of Shares Investments
- Property, Plant and Equipment
- Summary Schedule of Credit and Loans
- Trade Balance and Monetary Position in Foreign Exchange
- Integration and Income Calculation by Monetary Position
- Bonds and Medium Term Notes Listed in Stock Market
- Plants, Commerce Centers or Distribution Centers
- Main Raw Materials
- Domestic Sales Distribution by Product
- Foreign Sales Distribution by Product
- Schedule for the Determination of the Net Fiscal Earnings Account
- Schedule for the Determination of the Net Fiscal Earnings Account Reinvested
- General Financial and Other Data

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** TO **30** **OF** **JUNE** **OF** **2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

ING. HECTOR TREVIÑO GUTIERREZ	**C.P. RAMON GARCIA ALEGRE**
DIRECTOR ADMINISTRATIVO Y DE FINANZAS	**DIRECTOR ADMINISTRATIVO**

MEXICO, D.F., AT JULY 29 OF 2003

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		10	844,078,519		844,078,519		375,097	
D		10	731,545,678			731,545,678	325,089	
L		10	270,750,000			270,750,000	120,317	
TOTAL			1,846,374,197	0	844,078,519	1,002,295,678	820,503	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
1,846,374,197
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 10
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: KOF Quarter: 2 Year: 2003

COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**60,350,253**	100	**15,271,988**	**100**
2	**CURRENT ASSETS**	**9,075,100**	**15**	**6,603,457**	**43**
3	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	3,698,906	6	4,849,204	32
4	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	947,661	2	419,108	3
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	796,594	1	318,827	2
6	INVENTORIES	2,436,034	4	904,229	6
7	OTHER CURRENT ASSETS	1,195,905	2	112,089	1
8	**LONG-TERM**	**274,348**	**0**	**131,686**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	274,348	0	131,686	1
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**17,020,584**	**28**	**7,250,199**	**47**
13	PROPERTY	2,249,670	4	802,272	5
14	MACHINERY AND INDUSTRIAL	23,131,857	38	9,471,445	62
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	9,379,462	16	3,413,181	22
17	CONSTRUCTION IN PROGRESS	1,018,519	2	389,663	3
18	**DEFERRED ASSETS (NET)**	**32,773,350**	**54**	**1,286,646**	**8**
19	**OTHER ASSETS**	**1,206,871**	**2**	**0**	**0**
20	**TOTAL LIABILITIES**	**40,280,644**	100	**6,751,521**	100
21	**CURRENT LIABILITIES**	**9,940,365**	**25**	**1,986,382**	**29**
22	SUPPLIERS	3,184,473	8	1,136,354	17
23	BANK LOANS	3,535,491	9	124,592	2
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	384,631	1	138,782	2
26	OTHER CURRENT LIABILITIES	2,835,770	7	586,654	9
27	**LONG-TERM LIABILITIES**	**26,047,112**	**65**	**3,146,766**	**47**
28	BANK LOANS	26,047,112	65	3,146,766	47
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**1,955,273**	**5**	**1,065,473**	**16**
32	**OTHER LIABILITIES**	**2,337,894**	**6**	**552,900**	**8**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**20,069,609**	100	**8,520,467**	100
34	**MINORITY INTEREST**	**152,145**	**1**		
35	**MAJORITY INTEREST**	**19,917,464**	**99**	**8,520,467**	**100**
36	**CONTRIBUTED CAPITAL**	**13,738,280**	**68**	**4,087,149**	**48**
37	PAID-IN CAPITAL STOCK (NOMINAL)	820,503	4	633,250	7
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,767,222	9	1,765,930	21
39	PREMIUM ON SALES OF SHARES	11,150,555	56	1,687,969	20
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**6,179,184**	**31**	**4,433,318**	**52**
42	RETAINED EARNINGS AND CAPITAL RESERVE	8,804,909	44	6,310,781	74
43	REPURCHASE FUND OF SHARES	400,000	2	400,000	5
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(3,850,238)	(19)	(3,898,298)	(46)
45	NET INCOME FOR THE YEAR	824,513	4	1,620,835	19

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **2** YEAR: **2003**

COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**3,698,906**	100	**4,849,204**	100
46	CASH	532,484	14	175,584	4
47	SHORT-TERM INVESTMENTS	3,166,422	86	4,673,620	96
18	**DEFERRED ASSETS (NET)**	**32,773,350**	100	**1,286,646**	100
48	AMORTIZED OR REDEEMED EXPENSES	1,188,568	4	595,104	46
49	GOODWILL	31,584,782	96	691,542	54
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**9,940,365**	100	**1,986,382**	100
52	FOREING CURRENCY LIABILITIES	4,963,858	50	57,219	3
53	MEXICAN PESOS LIABILITIES	4,976,507	50	1,929,163	97
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**2,835,770**	100	**586,654**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	2,835,770	100	586,654	100
27	**LONG-TERM LIABILITIES**	**26,047,112**	100	**3,146,766**	100
59	FOREING CURRENCY LIABILITIES	11,893,273	46	3,146,766	100
60	MEXICAN PESOS LIABILITIES	14,153,839	54	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**1,955,273**	100	**1,065,473**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,955,273	100	1,065,473	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**2,337,894**	100	**552,900**	100
68	RESERVES	519,957	22	180,527	33
69	OTHERS LIABILITIES	1,817,937	78	372,373	67
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(3,850,238)**	100	**(3,898,298)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(3,850,238)	(100)	(3,898,298)	(100)
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **2** YEAR: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	(865,265)	4,617,075
73	PENSIONS FUND AND SENIORITY PREMIUMS	519,957	180,527
74	EXECUTIVES (*)	447	164
75	EMPLOYERS (*)	27,902	5,320
76	WORKERS (*)	19,137	8,629
77	CIRCULATION SHARES (*)	1,846,374,197	1,425,000,000
78	REPURCHASED SHARES (*)	0	0

29/07/2003 18:17

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **2** YEAR: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**12,938,537**	**100**	**8,907,630**	**100**
2	COST OF SALES	6,410,976	50	4,104,397	46
3	**GROSS INCOME**	**6,527,561**	**50**	**4,803,233**	**54**
4	OPERATING	3,790,736	29	2,631,452	30
5	**OPERATING INCOME**	**2,736,825**	**21**	**2,171,781**	**24**
6	TOTAL FINANCING COST	1,284,303	10	(632,198)	(7)
7	**INCOME AFTER FINANCING COST**	**1,452,522**	**11**	**2,803,979**	**31**
8	OTHER FINANCIAL OPERATIONS	99,461	1	64,350	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,353,061**	**10**	**2,739,629**	**31**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	521,800	4	1,118,794	13
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**831,261**	**6**	**1,620,835**	**18**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**831,261**	**6**	**1,620,835**	**18**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**831,261**	**6**	**1,620,835**	**18**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**831,261**	**6**	**1,620,835**	**18**
19	NET INCOME OF MINORITY INTEREST	6,748			
20	**NET INCOME OF MAJORITY INTEREST**	**824,513**	**6**	**1,620,835**	**18**

29/07/2003 18:18

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **2** YEAR: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**12,938,537**	**100**	**8,907,630**	**100**
21	DOMESTIC	9,965,988	77	8,104,125	91
22	FOREIGN	2,972,549	23	803,505	9
23	TRANSLATED INTO DOLLARS (***)	797,159	6	215,479	2
6	**TOTAL FINANCING COST**	**1,284,303**	**100**	**(632,198)**	**100**
24	INTEREST PAID	466,598	36	160,173	25
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	121,748	9	121,643	19
27	EXCHANGE PROFITS	(936,688)	(73)	215,518	34
28	GAIN DUE TO MONETARY POSITION	2,765	0	(455,210)	(72)
8	**OTHER FINANCIAL OPERATIONS**	**99,461**	**100**	**64,350**	**100**
29	OTHER NET EXPENSES (INCOME) NET	99,461	100	64,350	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**521,800**	**100**	**1,118,794**	**100**
32	INCOME TAX	267,961	51	838,502	75
33	DEFERED INCOME TAX	163,802	31	264,729	24
34	WORKERS' PROFIT SHARING	90,037	17	15,563	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

29/07/2003 18:18

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: KOF
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: 2 YEAR 2003

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	12,829,531	8,842,351
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	22,170,315	17,707,567
39	OPERATION INCOME (**)	5,069,216	4,251,541
40	NET INCOME OF MAYORITY INTEREST(**)	1,801,910	2,897,328
41	NET CONSOLIDATED INCOME (**)	1,801,910	2,897,328

29/07/2003 29/01/1999 18:18

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **2** YEAR: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**831,261**	**1,620,835**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	804,848	790,740
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,636,109**	**2,411,575**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,396,914)	(759,965)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**239,195**	**1,651,610**
6	CASH FLOW FROM EXTERNAL FINANCING	(1,943,232)	(199,981)
7	CASH FLOW FROM INTERNAL FINANCING	0	(670,206)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(1,943,232)**	**(870,187)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(856,352)**	**(521,520)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(2,560,389)	259,903
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	6,259,295	4,589,301
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	3,698,906	4,849,204

29/07/2003 18:18

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **2** YEAR: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	6.42	%	18.20	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	9.05	%	34.00	%
3	NET INCOME TO TOTAL ASSETS (**)	2.99	%	18.97	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.26	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(0.33)	%	28.08	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.37	times	1.16	times
7	NET SALES TO FIXED ASSETS (**)	1.30	times	2.44	times
8	INVENTORIES ROTATION (**)	4.41	times	10.38	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	12	days	7	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	2.17	%	8.95	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	66.74	%	44.21	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.01	times	0.79	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	41.85	%	47.46	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	153.03	%	43.40	%
15	OPERATING INCOME TO INTEREST PAID	5.87	times	13.56	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.55	times	2.62	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.91	times	3.32	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.67	times	2.87	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.23	times	0.98	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	37.21	%	244.12	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	12.65	%	27.07	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(10.80)	%	(8.53)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.51	times	10.31	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	22.98	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	77.02	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	91.83	%	88.08	

29/07/2003 18:18

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **2** YEAR: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount			QUARTER OF PREVIOUS FINANCIAL YEAR Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.98		$	2.03	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$		
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$		
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	0.00		$		
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$		
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$		
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$		
8	CARRYING VALUE PER SHARE	$	10.79		$	5.98	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.47	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares			shares
11	MARKET PRICE TO CARRYING VALUE		2.14	times		3.78	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		23.89	times		17.71	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times			times

29/07/2003 18:19

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

COCA-COLA FEMSA announces second quarter and first half of 2003 results

SECOND-QUARTER 2003

- Consolidated unit case volume reached 461.7 Million Unit Cases ("MUC") during the second quarter of 2003.
- Consolidated revenues reached Ps.8,778.9 million and consolidated operating income totaled Ps.1,742.2 million during the second quarter of 2003, reaching a consolidated operating margin of 19.8%.

Mexico City (July 28, 2003) - Coca-Cola FEMSA, S.A. de C.V. (NYSE: KOF; BMV: KOFL) ("Coca-Cola FEMSA" or the "Company"), the largest Coca-Cola bottler in Latin America and second largest Coca-Cola bottler in the world, announced today its consolidated results for the second quarter and the first half of 2003.

"Our company is going through a significant transformation. I feel very pleased with the smooth and rapid integration process that we are implementing. We have found significant opportunities and a strong pool of management talent that will let us enhance the top line and streamline operating facilities in all of our territories.

"We believe that our experience managing the pricing architecture of our products developing packaging presentations by consumption occasion and distribution channel will help us increase the profitability of our territories. We intend to develop the best portfolio of products and packaging presentation with the right pricing architecture in every country, to leverage the strong brand equity of brand Coca-Cola. In every single country where we currently operate, brand Coca-Cola commands a wide preference among consumers.

"We have initiated a cross fertilization process of management putting in practice the strong drive of the Coca-Cola FEMSA culture and implementing the appropriate mechanisms to reward accountability and performance among the strong pool of management talent that we selected to run our new territories. We are just at the beginning and we believe that we are on the right track" stated Carlos Salazar, Chief Executive Officer of the Company.

We began consolidating the results of our new territories during the second quarter of 2003 in accordance with Mexican GAAP. Panamerican Beverages, Inc. ("Panamco") had historically prepared its financial statements in accordance with U.S. GAAP and presented the information in U.S. dollars. We have historically and will continue to prepare our financial statements in accordance with Mexican GAAP and present the information in Mexican pesos. The results of our new territories in Mexican GAAP and Mexican pesos are different from and may not be comparable to those reported by Panamco for prior periods. In addition, Panamco results will not be included in our financial statements for periods prior to May 2003.
Financial information, both on a consolidated basis and by country, includes three and six months results of the original Coca-Cola FEMSA territories (Valley of Mexico, Southeast of Mexico and Buenos Aires) and only two months of our new territories acquired from Panamco. Coca-Cola FEMSA´s financial information will not be comparable with previous quarters until the third quarter of 2004, and on a yearly basis, until the end of 2005.

However, volume performance figures for the second quarter of 2003 are comparable for previous periods, as presented in a separate section in this press release.

CONSOLIDATED RESULTS

During the second quarter of 2003, our consolidated volume totaled 461.7 MUC. Consolidated operating income reached Ps.1,742.2 million during the second quarter of 2003.

The integral cost of financing loss totaled Ps.1,218.9 million during the second quarter of 2003, reflecting the new financial position after the acquisition, and being the combined effect of:

(i) accrued interest expenses related to the existing debt and acquisition financing assumed in connection with the Panamco transaction;
(ii) a foreign exchange loss generated mainly by (i) the appreciation of the Mexican peso against the U.S dollar applied towards our U.S. dollars cash balances from March 31, 2003 to the acquisition date of Panamco (the foreign exchange rate at closing was Ps.10.188 per U.S. dollar); and (ii) the devaluation of the Mexican peso versus the U.S. dollar applied to the U.S. dollar-denominated acquisition financing from the closing of the transaction to the end of the second quarter of 2003; and
(iii) the consolidated monetary position gain, as a result of inflation adjustments applied to the consolidated net monetary position of our operations.

The income tax, tax on assets and employee profit sharing as a percentage of income before taxes was 24.7% in the second quarter of 2003, reflecting deduction for tax purposes of fees and expenses related to the Panamco acquisition, which were capitalized as part of the acquisition cost for financial purposes.

Consolidated net income was Ps.360.8 million in the second quarter of 2003, resulting in earnings per share ("EPS") of Ps.0.213(U.S.$0.204 per ADR) computed under the basis of 1,692.9 million compounded average shares outstanding. Number of shares differs from the total number of shares used for the six months computation.

BALANCE SHEET

On June 30, 2003, Coca-Cola FEMSA recorded a cash balance of Ps.3,699 million (U.S. $354.4 million) and total short and long-term bank debt of Ps.29,612.0 million (U.S.$2,836.1 million).

OPERATING RESULTS BY TERRITORY

MEXICAN OPERATING RESULTS

Revenues

Revenues in the Mexican territories reached Ps.6,298.3 million for the second quarter of 2003 resulting in an average price per unit case of Ps.27.16 (U.S.$2.60). Excluding Ciel water volumes in five, nineteen and twenty liter packaging presentations, average price per unit case was Ps.30.3 (U.S. $2.90).

Income from Operations

Gross profit totaled Ps.3,362.0, reaching a 53.4% margin as percentage of total revenues for the second-quarter 2003. During the quarter, the company closed one plant and experienced higher sugar prices. Packaging costs were higher than last year and were impacted by the devaluation of the Mexican peso against the U.S. dollar year over year.

During the quarter the Company closed fifteen distribution facilities in our new territories, and implemented a headcount reduction driven by the closing of the former Panamco headquarter offices in Miami and Mexico City. Operating profit totaled Ps.1,611.0 million, reaching a 25.6% margin as a percentage of total revenues.

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Total revenues reached Ps.489.4 million during May and June of 2003. Average price per unit case was Ps.28.63 (U.S.$2.74) during this period.

Income from Operations

Gross profit totaled Ps.235.3 million during May and June of 2003, reaching a 48.1% gross margin as a percentage of total revenues during the same period. We realized some savings from procurement, which offset the cost increase of U.S. dollar-denominated packaging costs during these two months. Operating income totaled Ps.39.3 million during May and June, reaching an operating income margin of 8.0% as a percentage of total revenues.

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues reached Ps.515.0 million during May and June of 2003, an average price per unit case of Ps.18.80 (U.S.$1.80).

Income from Operations

Gross profit totaled Ps.234.8 million during May and June of 2003, reaching a 45.6% gross margin as a percentage of total revenues during the same period. During the period the Company experienced higher packaging costs and the impact of the devaluation of the U.S. dollar versus the Colombian peso applied to the U.S. dollar denominated expenses. Operating income was Ps.52.2 million, reaching a 10.1% margin as a percentage of total revenues during May and June of 2003.

VENEZUELAN OPERATING RESULTS

Revenues

Total revenues reached Ps.488.8 million during May and June of 2003 and average price per unit case in Venezuela reached Ps.19.88 (U.S.$1.90). A significant devaluation of the Venezuelan bolivar against the U.S. dollar and a change of packaging mix were partially offset by strong price increases.

Income from Operations

Gross profit totaled Ps.211.0 million during May and June of 2003, reaching a 43.2% gross margin as a percentage of total revenues during the same period. Better asset utilization and higher operating efficiencies should help us increase the profitability of this territory in the following quarters. Operating income was Ps.28.0 million reaching an operating income margin of 5.7% during May and June of 2003, after recording losses during the last months.

BRAZILIAN OPERATING RESULTS

Revenues

Total revenues reached Ps.570.1 million during May and June of 2003 and the average price per unit case was Ps.14.50 (U.S.$1.39). Declining volume trend was reversed since May, as well as declining net revenues trend due to a more balanced price architecture and improved execution in the market.

Income from Operations

Gross profit during May and June of 2003 totaled Ps.183.0 million, reaching a 32.1% margin as percentage of total revenues. The Company experienced higher sweetener and packaging costs during this period. The Brazilian operations reported a slight operating loss for May and June of 2003, totaling Ps.(7.0) million. However, as a result of the implementation of new commercialization and point of sale development strategies, we regained our path to profitability in our Brazilian territories during the month of June of 2003, achieving positive operating income for the first time during the last ten months.

ARGENTINE OPERATING RESULTS

Financial information and sales volume figures in our Argentine operations are fully comparable with previous periods.

Revenues

Total revenues reached Ps.417.3 million, a 20.9% increase as compared to second-quarter 2002 and the average price per unit case grew by 4.1% over the second quarter of 2002 to Ps.14.85 (U.S.$1.42).

Income from Operations

Gross profit as a percentage of total sales increased from 30.9% in the second quarter of 2002 to 34.6% in 2003. this improvement was mainly driven by (i) higher sales volume, (ii) an improvement in our operating efficiencies, and (iii) an appreciation of the Argentina peso versus the U.S. dollar applied to the U.S. dollar-denominated raw materials and expenses.

In Argentina, operating expenses as a percentage of total revenues decreased 340 basis points from 34.4% in the second quarter of 2002 to 31.0% in the second quarter of 2003, as a result of the appreciation of the Argentina peso versus the U.S. dollar applied to the U.S. dollar-denominated expenses. Operating income during the second quarter of 2003 in our Argentine territories reached Ps.15.0 million and operating margin rose from a negative (4.8)% during the second quarter of 2002 to 3.6% during the second quarter of 2003.

2Q 2003 COMPARABLE VOLUME PERFORMANCE

We are providing sales volume for the three months of the second quarter of 2003 in all of our territories. Volume growth figures are comparable with previous periods.

Territory	2Q2002 (MUC)	2Q2003 (MUC)	% Change
Mexico	266.4	273.1	2.5%
Central America	24.8	26.3	6.0%
Colombia	42.3	40.7	-3.8%
Venezuela	39.5	37.7	-4.6%
Brazil	71.5	56.8	-20.6%
Argentina	23.3	27.1	15.5%
Total	467.8	461.7	-1.3%

MEXICO

Sales volume information for 2002 and 2003 is the combination of sales volume from our new territories acquired in Mexico (Golfo and Bajio) and our original territories (Valley of Mexico and Southeast of Mexico).

Second-quarter 2003 sales volume reached 273.1 MUC, a 2.5% increase over the same period of 2002. Excluding volumes generated from promotional activity with powder products last year, volume increased 4.0%. This increase was mainly driven by 8.3% volume growth in the Valley of Mexico.

The 4.0% sales volume growth during the second quarter of 2003, excluding volume generated from promotional activity with powder products last year in

Significant Accounting Policies
The Company's accounting policies are in accordance with Mexican GAAP, which require that the Company's management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements.
The Company's management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements.
The significant accounting policies are as follows:
Recognition of the Effects of Inflation .
The recognition of the effects of inflation in the financial information consists of:
· Restating non-monetary assets such as inventories and fixed assets, including related costs and expenses when such assets are consumed or depreciated.
· Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income was generated through the use of factors derived from the National Consumer Price Index ("NCPI").
· Including in stockholders' equity the cumulative effect of holding non-monetary assets, which is the net difference between changes in the replacement cost of non-monetary assets and adjustments based upon NCPI factors.
· Including in the cost of financing the purchasing power gain or loss from holding monetary items.
The Company restates its consolidated financial statements in terms of the purchasing power of the Mexican peso as of the most recent balance sheet date by using NCPI factors for Mexican subsidiaries, and by using for foreign subsidiaries the inflation rate plus the latest period-end exchange rate of the country in which the foreign subsidiary is located.
The Company restates its income statement using NCPI factors determined from the month in which the transaction occurred to the most recent balance sheet date.
Financial information for the Mexican subsidiaries for prior periods was restated using NCPI factors. Financial information for foreign subsidiaries.

and affiliated companies included in the consolidated financial statements was restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located and then translated at the period-end exchange rate of the Mexican peso.
Accordingly, the amounts are comparable with each other and with the preceding periods since all are expressed in the purchasing power of the respective currencies as of the end of the latest periods presented.
Cash and Cash Equivalents:
Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with banks and brokerage houses valued at quoted market prices.
Inventories and Cost of Sales:
The value of inventories is adjusted to replacement cost, without exceeding market value. Cost of sales is determined based on replacement cost at the time of sale.
Advances to Suppliers:
The balances are adjusted by applying NCPI inflation factors, considering

their average age, and are included in the inventory account.

Prepaid Expenses:

These represent payments for services that will be received over the next 12 months. Prepaid expenses are recorded at historical cost and applied in the income statement of the month in which the services or benefits are received. Prepaid expenses are principally represented by advertising, leasing and promotional expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in the results of operations at the time the advertising takes place.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. Those costs are recorded as prepaid expenses and amortized over the period, during which they are estimated to increase sales of the related products or presentations to normal operating levels, which is generally one year.

Property, Plant and Equipment:

These assets are initially recorded at their acquisition and/or construction cost. Property, plant and equipment of domestic origin, except bottles and cases, are restated by applying NCPI inflation factors. Imported equipment is restated by applying the inflation rate of the country of origin, and then.

translated at the period-end exchange rate.

Depreciation of property, plant and equipment is computed using the straight-line method based on the value of the assets reduced by their residual values. Depreciation rates are determined by the Company together with independent appraisers, considering the estimated remaining useful lives of the assets.

The annual average depreciation rates of property, plant and equipment are as follows:

2002
Building and construction 2.4
Machinery and equipment 4.8
Distribution equipment 6.7
Other equipment 14.2

Bottles and Cases:

Bottles and cases are recorded at acquisition cost and restated to their replacement cost. The Company classifies bottles and cases as property, plant and equipment.

Depreciation is computed only for tax purposes using the straight-line method at a rate of 10% per year. For financial reporting purposes, breakage is recorded as an expense as it is incurred. The Company estimates that breakage expense is similar to the depreciation calculated based on an estimated useful life of approximately five years for returnable glass bottles and one year for returnable plastic bottles. Bottles and cases in circulation, which have been placed in the hands of customers, are presented net of deposits received from customers, and the difference between the cost of these assets and the deposits received is amortized according to their useful lives.

Investments in Shares:

The investments in shares of affiliated companies are initially recorded at their acquisition cost and subsequently valued using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at cost and restated based upon NCPI factors.

Deferred Charges:

Represent payments whose benefits will be received in future year. These consist principally of:

- Investment in refrigerators, which are placed in the market in order to showcase and promote the Company's products. These are depreciated over their estimated useful life of three years.
- Agreements with customers for the right to sell and promote the Company's products during certain periods of time, which are being considered as monetary assets and amortized in accordance with the timing of the receipt by the Company of such benefits, the average term of which is between three and four years.
- Leasehold improvements, which are restated by applying NCPI factors, considering their average age, are amortized using the straight-line method over the term in which the benefits are expected to be received.

Goodwill:

Represents the difference between the price paid over the book value of the shares and / or assets acquired, which is substantially equal to the fair value of such assets. This difference is amortized over a year of no more than 20 years. Goodwill is recorded in the currency used to make the investment and it is restated by applying the inflation rate of the country of origin and if so, using the period-end exchange rate.

Payments from The Coca-Cola Company:

The Coca-Cola Company participates in the advertising and promotional programs of the Company. The resources received for advertising and promotional incentives are included as a reduction of selling expenses.

In addition, The Coca-Cola Company made payments in connection with Coca-Cola FEMSA's refrigeration equipment investment program. These resources are related to the increase in volume sales of Coca-Cola products that result from such expenditures and will be reimbursed if the established conditions in the contracts are not met. Deferred Chargers" net of participation of the Coca-Cola Company.

Labor Liabilities:

Labor liabilities include obligations for the pension and retirement plan, and seniority premium, based on actuarial calculations by independent actuaries, using the projected unit credit method. These liabilities are considered to be non-monetary, and are restated using NCPI factors, with such restatement presented in stockholders' equity. The increase in labor liabilities of the period is charged to expense in the income statement.

The unamortized prior service costs of the pension and retirement plan, and seniority premium are recorded as expenses in the income statement, and are amortized over the estimated 14-year during which the employees will receive the benefits of the plan, beginning in 1996.

The subsidiaries of the Company (except Coca-Cola FEMSA Buenos Aires) have established funds for the payment of pension benefits through irrevocable trusts with the employees as beneficiaries.

Severance indemnities are charged to expenses on the date that they are incurred. The severance payments resulting from the Company's reduction of personnel, as a result of the restructuring of certain areas, are included in other expenses, net.

Revenues Recognition:
Revenue is recognized upon shipment of goods to customers or upon delivery to the customer and the customer has taken ownership of the goods.
Income Tax, Tax on Assets and Employee Profit Sharing:
Beginning in 2000 the Company determines and records its income tax, tax on assets and employee profit sharing in accordance with the tax legislation and revised Bulletin D-4. "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y la Participación de los Trabajadores en las Utilidades" (Accounting for Income Tax, Tax on Assets and Employee Profit Sharing), which requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.
The balance of deferred income tax and deferred tax on assets is determined using the liability method, which takes into account all temporary differences between the accounting and tax bases of assets and liabilities. Deferred employee profit sharing is calculated considering only those temporary differences that arise from the reconciliation between the accounting income for the period and the bases for employee profit sharing, that are expected to generate a benefit or liability.
The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which it is derived. Likewise, it is classified as long-term liability, regardless certain temporary differences are expected to reverse in the short-term.
The deferred tax provision for the period to be included in the results of operations is determined by comparing the deferred tax balance at end of the period to the balance at the beginning of the period, excluding from both balances any temporary differences that are recorded directly in stockholders' equity. The deferred taxes related to such temporary differences are recorded in the same stockholders' equity account. The initial effect of the application of this new bulletin as of January 1, 2000 was recorded in retained earnings and minority interest.
Each subsidiary determines and records its taxes as if it had filed separately based on the tax incurred during the year, in accordance with tax legislation. Therefore, the income tax provision reflected in the consolidated financial statements represents the sum of the provision for the subsidiaries and Coca-Cola FEMSA.
FEMSA has received authorization from the Secretaría de Hacienda y Crédito Público ("SHCP") to prepare its income tax and tax on asset returns on a

consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries, which is the 60% of the stockholders' participation.
Integral Cost of Financing:
The integral cost of financing includes:
Interest:
Interest income and expenses are recorded when earned or incurred, respectively.
Foreign Exchange Gains and Losses:
Transactions in foreign currency are recorded in Mexican pesos using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the period-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except for the foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries.

Gain (Loss) on Monetary Position:
This is the result of the effects of inflation on monetary items. The gain (loss) on monetary position for Mexican subsidiaries is computed by applying NCPI factors to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of foreign companies. The gain (loss) on monetary position of foreign subsidiaries is computed by applying the monthly inflation rate of the country in which such subsidiary is located to the net monetary position at the beginning of each month, expressed in such country's local currency, then translating the monthly results into Mexican pesos using the period-end exchange rate.
Financial Instruments:
The Company contracts financial instruments to manage the financial risks associated with its operations. If the instrument is used to manage the risk related with the Company's operations, the effect is recorded in cost of sales and in operating expenses. interest expense or in the foreign exchange loss (gain), depending on the related contract.
Prior to 2001, the Company recorded in the result of the period the effect of financial instruments at their maturity date except for foreign exchange options, for which the premium paid was amortized throughout the life of the contract. Beginning in January 2001, Bulletin C-2 "Instrumentos Financieros" (Financial Instruments) went into effect, which requires an enterprise to record all financial instruments in the balance sheet as assets or liabilities. The bulletin requires that financial instruments entered into for hedging purposes be valued using the same valuation criteria applied to the hedged asset or liability. Additionally, the financial instruments entered into for purposes other than hedging the operations of the Company should be

valued at fair market value. The difference between the financial instrument's initial value and fair market value should be recorded in the income statement at the end of the period. The initial effect of this bulletin is included in net income of 2001, net of taxes, as a change in accounting principles.
Cumulative Result of Holding Non-monetary Assets:
This represents the sum of the differences between book values and restatement values, as determined by applying NCPI factors to non-monetary assets such as inventories and fixed assets, and their effect on the income statement when the assets are consumed or depreciated.
Comprehensive Income:
Comprehensive income is comprised of the net income and other comprehensive income items such as the translation adjustment and the result of holding non-monetary assets and is presented in the consolidated statement of changes in stockholders' equity.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **2** YEAR: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)		MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
					ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES						
2	PROPIMEX S.A. DE C.V.	BOTTLING AND DISTRIBUTION	62,469,249	99.99	383,414	918,982
3	ADMINISTRACION Y ASESORIA INTEGRAL S.A.DE C.V.	ADMINISTRATIVE SERVICES	55,847	99.99	77,761	7,291
4	INMUEBLES DEL GOLFO S.A. DE C.V.	BOTTLING AND DISTRIBUTION	5,570,863	99.99	398,793	685,662
5	REFRESCOS Y AGUAS MINERALES S.A. DE C.V.	ADMINISTRATIVE SERVICES	8,734,500	99.99	7,268	83,493
6	COCA-COLA FEMSA DE BUENOS AIRES S.A. DE C.V.	BOTTLING AND DISTRIBUTION	52,694,342	100.00	355,892	2,122,334
7	CORP.INT. DE BEBIDAS	ADMINISTRATIVE SERVICES	121,172,000	99.99	(2,135,782)	(2,135,782)
8	ELIMINACION DE ACCIONES		1	0.00	0	(1,681,980)
TOTAL INVESTMENT IN SUBSIDIARIES					**(912,654)**	**0**
ASSOCIATEDS						
1	INDUSTRIA EMBASADORA DE QUERETARO S.A. DE C.V.	BOTTLING	98,232	33.68	59,692	116,253
2	CICAN	BOTTLING	9,620	48.10	36,154	50,618
3	OTRAS		1	0.00	55,887	56,844
4	BETA SAN MIGUEL	SUGAR	1	0.00	30,348	30,348
5	TAPON CORONA	PACKAGE MATERIAL	1	0.00	20,285	20,285
			0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS					**202,366**	**274,348**
OTHER PERMANENT INVESTMENTS						**0**
TOTAL						**274,348**

NOTES

29/07/2003 18:19

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: KOF — QUARTER: 2 — YEAR: 2003

COCA-COLA FEMSA, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	4,552,721	1,335,188	3,217,533	1,349,563	330,999	4,236,097
MACHINERY	9,343,309	3,327,369	6,015,940	1,945,666	860,109	7,101,497
TRANSPORT EQUIPMENT	4,095,193	2,323,758	1,771,435	600,569	424,350	1,947,654
OFFICE EQUIPMENT	140,035	80,142	59,893	98,597	72,987	85,503
COMPUTER EQUIPMENT	603,480	390,991	212,489	183,243	116,171	279,561
OTHER	143,884	50,943	92,941	3,505	(5,637)	102,083
DEPRECIABLES TOTAL	**18,878,622**	**7,508,391**	**11,370,231**	**4,181,143**	**1,798,979**	**13,752,395**
NOT DEPRECIATION ASSETS						
GROUNDS	1,766,196	0	1,766,196	483,474	0	2,249,670
CONSTRUCTIONS IN PROCESS	1,009,149	0	1,009,149	9,370	0	1,018,519
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**2,775,345**	**0**	**2,775,345**	**492,844**	**0**	**3,268,189**
TOTAL	**21,653,967**	**7,508,391**	**14,145,576**	**4,673,987**	**1,798,979**	**17,020,584**

STOCK EXCHANGE CODE: KOF
COCA-COLA FEMSA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2003

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits In Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits In Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
SINDICATED/VARIOUS	30/09/2004	9.40	0	0	0	0	0	0	0	0	0	0	1,044,100	0	0	0
SINDICATED/VARIOUS	20/04/2007	8.95	0	0	0	0	0	0	0	0	0	0	0	2,088,200	0	0
RABOBANK/VARIOUS B.A	31/12/2004	6.56	0	0	0	0	0	0	0	0	687	687	687	0	0	0
RABOBANK/VARIOUS B.A	31/12/2004	6.56	0	0	0	0	0	0	0	0	435	435	435	0	0	0
SINDICATED/VARIOUS	30/04/2007	2.14	0	0	0	0	0	0	0	0	0	0	0	2,991,347	0	0
SINDICATED/VARIOUS	30/04/2007	2.66	0	0	0	0	0	0	0	0	0	0	0	0	0	2,176,948
SINDICATED/VARIOUS	30/04/2007	2.29	0	0	0	0	0	0	0	0	0	1,865,889	0	0	0	0
SINDICATED/VARIOUS	30/04/2009	7.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,027,890
CITIBANK	31/12/2003	3.27	0	0	0	0	0	0	0	0	345,284	0	0	0	0	0
SANTANDER	31/12/2003	2.46	0	0	0	0	0	0	0	0	104,410	0	0	0	0	0
COMERICA BANK	31/12/2003	2.62	0	0	0	0	0	0	0	0	104,410	0	0	0	0	0
SINDICATED/VARIOUS	30/04/2007	8.88	0	0	0	0	0	0	0	0	0	0	243,671	166,770	128,930	0
GE CAPITAL LEASING	02/01/2008	9.44	0	0	0	0	0	0	0	0	3,517	3,517	10,552	7,034	4,949	1,758
BURSATLY CERTIFICATED	30/04/2007	5.65	0	2,000,000	0	0	0	0	0	0	0	0	0	0	0	0
BURSATLY CERTIFICATED	30/04/2008	5.55	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
BURSATLY CERTIFICATED	30/04/2010	10.40	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
BURSATLY CERTIFICATED	30/04/2005	5.65	0	2,750,000	0	0	0	0	0	0	0	0	0	0	0	0
BURSATLY CERTIFICATED	30/04/2008	5.50	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
BURSATLY CERTIFICATED	04/04/2009	9.90	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
SINDICATED/VARIOUS	30/04/2008	7.89	0	2,741,250	0	0	0	0	0	0	0	0	0	0	0	0
SINDICATED/VARIOUS	30/04/2004	7.94	1,006,200	0	0	0	0	0	0	0	0	0	0	0	0	0
SINDICATED/VARIOUS	30/04/2006	8.65	0	1,412,589	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**1,006,200**	**14,153,839**	**0**	**0**	**0**	**0**	**0**	**0**	**558,753**	**1,870,528**	**1,299,445**	**5,253,351**	**133,879**	**5,206,596**

18:20 29/07/2003

STOCK EXCHANGE CODE: KOF
COCA-COLA FEMSA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2003

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits In Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits In Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
CONCENTRADO			508,512	0	0	0	0	0	0	0	0	305,995	0	0	0	0
AZUCAR			382,025	0	0	0	0	0	0	0	0	70,337	0	0	0	0
FRUTUOSA			0	0	0	0	0	0	0	0	0	13,298	0	0	0	0
ENVASE			123,748	0	0	0	0	0	0	0	0	39,786	0	0	0	0
PREFORMA			389,278	0	0	0	0	0	0	0	0	93,141	0	0	0	0
EMPAQUE			44,870	0	0	0	0	0	0	0	0	104,916	0	0	0	0
ETIQUETA			8,626	0	0	0	0	0	0	0	0	4,437	0	0	0	0
REFACCIONES			43,618	0	0	0	0	0	0	0	0	54,509	0	0	0	0
OTROS			705,672	0	0	0	0	0	0	0	0	280,604	0	0	0	0
TOTAL SUPPLIERS			**2,206,349**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**978,124**	**0**	**0**	**0**	**0**

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits In Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits In Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
VARIOS			1,379,327	0	0	0	0	0	0	0	0	1,456,443	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**1,379,327**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,456,443**	**0**	**0**	**0**	**0**
			4,591,876	**14,153,839**	**0**	**0**	**0**	**0**	**0**	**0**	**558,753**	**4,405,105**	**1,299,445**	**5,253,351**	**133,879**	**5,206,598**

NOTES

THE FOREIGN LIABILITIES ARE CONTRATED IN US DOLLARS, THE EXCHANGE RATE IS 10.4410 PESOS PER US DOLLARS.

18:20 29/07/2003

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **2** YEAR: **2003**

COCA-COLA FEMSA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	2,512	26,227	0	0	26,227
TOTAL	**2,512**	**26,227**			**26,227**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	25,881	270,223	0	0	270,223
TOTAL	**25,881**	**270,223**			**270,223**
NET BALANCE	**(23,369)**	**(243,996)**			**(243,996)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**131,170**	**1,369,542**	**4,213,615**	**43,994,015**	**45,363,557**
LIABILITIES POSITION	**1,285,813**	**13,425,168**	**657,684**	**6,866,819**	**20,291,987**
SHORT TERM LIABILITIES POSITION	189,187	1,975,299	460,755	4,810,703	6,786,002
LONG TERM LIABILITIES POSITION	1,096,626	11,449,869	196,929	2,056,116	13,505,985
NET BALANCE	**(1,154,643)**	**(12,055,626)**	**3,555,931**	**37,127,196**	**25,071,570**

NOTES

THE EXCHANGE RATE IS 10.4410 MEXICAN PESOS PER US DOLLAR.

29/07/2003 18:20

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**KOF**
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	7,122,206	5,600,555	(1,521,651)	0.40	(6,152)
FEBRUARY	7,108,224	5,880,938	(1,227,286)	0.28	(3,409)
MARCH	7,150,653	5,662,613	(1,488,040)	0.62	(9,374)
APRIL	7,504,580	6,060,543	(1,444,037)	0.17	(2,465)
MAY	19,562,349	25,794,125	6,231,776	0.32	(20,109)
JUNE	29,184,231	32,414,433	3,230,202	0.15	4,902
ACTUALIZATION:	0	0	0	0.00	(103)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	33,945
OTHER	0	0	0	0.00	0
TOTAL					(2,765)

29/07/2003 18:21

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

29/07/2003 18:21

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MEXICO:		0	0
CEDRO	BOTTLING AND PRODUCTION	97,603	55
CUAUTITLAN	BOTTLING AND PRODUCTION	197,120	74
REYES	BOTTLING AND PRODUCTION	126,463	52
TOLUCA	BOTTLING AND PRODUCTION	211,721	66
IXTACOMITAN	BOTTLING AND PRODUCTION	85,897	72
JUCHITAN	BOTTLING AND PRODUCTION	20,428	56
SAN CRISTOBAL	BOTTLING AND PRODUCTION	37,254	59
OAXACA	BOTTLING AND PRODUCTION	16,765	71
CELAYA	BOTTLING AND PRODUCTION	93,874	33
LEON	BOTTLING AND PRODUCTION	120,144	53
IRAPUATO	BOTTLING AND PRODUCTION	72,094	69
ZAMORA	BOTTLING AND PRODUCTION	60,190	40
APIZACO	BOTTLING AND PRODUCTION	231,055	54
COATEPEC	BOTTLING AND PRODUCTION	122,517	76
MORELIA	BOTTLING AND PRODUCTION	153,558	56
LAZARO CARDENAS	BOTTLING AND PRODUCTION	5,148	75
GUATEMALA:		0	0
EMBOTELLADORA CENTRAL	BOTTLING AND PRODUCTION	37,044	53
NICARAGUA:		0	0
EMBOTELLADORA TICA	BOTTLING AND PRODUCTION	42,386	67
COSTA RICA:		0	0
SAN JOSE	BOTTLING AND PRODUCTION	60,560	49
PANAMA:		0	0
EMBOTELLADORA PANAMA	BOTTLING AND PRODUCTION	25,628	34
COLOMBIA:		0	0
BOGOTA NORTE	BOTTLING AND PRODUCTION	125,964	45
DUITAMA	BOTTLING AND PRODUCTION	9,980	29
CALI	BOTTLING AND PRODUCTION	43,112	27
PASTO	BOTTLING AND PRODUCTION	6,358	24
MEDELLIN	BOTTLING AND PRODUCTION	44,887	46
CUCUTA	BOTTLING AND PRODUCTION	11,151	37
BUCARAMANGA	BOTTLING AND PRODUCTION	20,355	25
BARRANCABERMEJA	BOTTLING AND PRODUCTION	6,258	23
CARTAGENA	BOTTLING AND PRODUCTION	9,100	30
BARRANQUILLA	BOTTLING AND PRODUCTION	25,944	40
MONTERIA	BOTTLING AND PRODUCTION	9,421	33
VALLEDUPAR	BOTTLING AND PRODUCTION	5,609	33
VILLAVICENCIO	BOTTLING AND PRODUCTION	12,034	19
NEIVA	BOTTLING AND PRODUCTION	7,543	17
IBAGUE	BOTTLING AND PRODUCTION	15,680	26
PEREIRA	BOTTLING AND PRODUCTION	9,945	31
PLANTA MANANTIAL	BOTTLING AND PRODUCTION	10,189	25
VENEZUELA:		0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **2** YEAR: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
SUGAR	PROMESA				
CONCENTRATE	COCA-COLA DE MEXICO				
CONCENTRATE	COCA-COLA DE ARGENT				
CONCENTRATE	COCA-COLA DE GUATEM				
CONCENTRATE	COCA-COLA DE NICARA(				
CONCENTRATE	COCA-COLA DE COSTA F				
CONCENTRATE	COCA-COLA DE PANAMA				
CONCENTRATE	COCA-COLA DE COLOME				
CONCENTRATE	COCA-COLA DE VENEZU				
CONCENTRATE	COCA-COLA DE BRASIL				
PACKING MATERIAL	FEMSA EMPAQUES				

NOTES

29/07/2003 18:21

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SOFT-DRINK	347,921	4,618,258	349,280	9,965,988		COCA-COLA, SPRITE, COCA-COLA LIGHT, SPRITE CERO, FANTA, FRESCA, CIEL CIEL MINERAL DELAWARE PUNCH SENZAO, BEAT KIN, POWERADE NESTEA MICKEY AVENTURAS	FINAL CONSUMER
TOTAL		4,618,258		9,965,988			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SOFT-DRINK			166,530	2,972,549		COCA-COLA AGUA CLUB K AGUA NATURAL AGUA NAYA ALPINA BAVARIA BLACK FIRE CANADA DRY CHINOTTO FANTA FRESCA GINGER ALE HEINEKEN HI-C, HIT COLA JUIZZ, KAISER KIST, KUAT, LIFT MANANTIAL, NESQUIK NESTEA, NEVADA POLAR, POWER MB PURE MOUNTAIN QUATRO, QUINADA SANTA CERVA SANTA CLARA SCHWEPPES SHANGRILA SODA CLAUSEN SPRITE, SUNFIL SUPER 12, TAI XINGU COCA-COLA LIGHT.	FINAL CONSUMER
TOTAL				2,972,549			

NOTES

THE VOLUME IS EXPRESED IN THOUSAND OF UNIT CASES (24 BOTTLES OF 8 OZ.)
THA MARKET SHARE IS NOT AVAILABLE.
THE FOREIGN SALES ARE FROM OUR SUBSIDIARY IN GUATEMALA, NICARAGUA, COSTA RICA, PANAMA, COLOMBIA, VENEZUELA, BRASIL AND ARGENTINA.

STOCK EXCHANGE COI **KOF**
RAZON SOCIAL: **COCA-COLA FEMSA, S.A. DE C.V.**

QUARTER: **1** YEAR: **1999**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2002**	2,974,657,552
Number of shares Outstanding at the Date of the NFEA : (Units)	1,425,000

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COI KOF
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: 2 YEAR: 2003

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2002	2,908,038,369
Number of shares Outstanding at the Date of the NFEA: (Units)	1,425,000,000

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF JUNIO OF 2003

FISCAL EARNINGS	737,830,378
- DETERMINED INCOME	250,862,329
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	70,033,425
- DETERMINED RFE	0
- NON DEDUCTABLES	19,644,392
NFE OF PERIOD :	397,290,232

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2003	94,409,804,478
Number of shares Outstanding at the Date of the NFEA: (Units)	1,846,374,197

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: KOF **FECHA:** 29/07/200: 18:22

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	COCA-COLA FEMSA, S.A. DE C.V.
DO MICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	50815100
FAX:	52923473
E-MAIL:	www.cocacola-femsa.com.mx
DIRECCION DE INTERNET	www.cocacola-femsa.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	CCF9305145C9
DOMICILIO	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	C.P. RAMON GARCIA ALEGRE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923473

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	LIC. JOSE ANTONIO FERNANDEZ CARBAJAL
DOMICILIO:	ALFONSO REYES # 2202 NTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64442
CIUDAD Y ESTADO:	MONTERREY, NL
TELEFONO:	(81)8328-60-28
FAX:	(81)8328-60-29
E-MAIL:	ychaval@femsa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. CARLOS SALAZAR LOMELIN
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: KOF FECHA: 29/07/200: 18:22

CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923473
E-MAIL:	csalazar@kof.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923473
E-MAIL:	htrevino@kof.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR ADMINISTRATIVO
NOMBRE:	C.P. RAMON GARCIA ALEGRE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	rgarcia@kof.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE INFORMACION FINANCIERA EXTERNA
NOMBRE:	C.P. FERNANDO VILLARREAL MAYCOTTE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	fvillarreal@kof.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	htrevino@kof.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: KOF FECHA: 29/07/200: 18:22

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO
NOMBRE: LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO: GENERAL ANAYA 601 PTE.
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY NUEVO LEON, NL
TELEFONO: (81)83-28-61-80
FAX: (81)83-28-61-81
E-MAIL: cealdanc@femsa.com.mx

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO SUPLENTE
NOMBRE: SR. DAVID ALBERTO GONZALEZ VESSI
DOMICILIO: ALFONSO REYES # 2202 NTE.
COLONIA: VELLA VISTA
C. POSTAL: 06500
CIUDAD Y ESTADO: MONTERREY N.L, NL
TELEFONO: (81)8328-50-00
FAX: (81)8375-48-99
E-MAIL: dagon@femsa.com.mx

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: GERENCIA DE ATENCION A INVERSIONISTAS
NOMBRE: LIC. ALFREDO FERNANDEZ ESPINOSA
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO, D.F.
TELEFONO: (55)50-81-51-20
FAX: (55)52-92-34-74
E-MAIL: afernandeze@kof.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: DIRECTOR ADMINISTRATIVO
NOMBRE: C.P. RAMON GARCIA ALEGRE
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO, D.F.
TELEFONO: (55)50-81-51-00
FAX: (55)52-92-34-73
E-MAIL: rgarcia@kof.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR ADMINISTRATIVO
NOMBRE: C.P. RAMON GARCIA ALEGRE
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: KOF **FECHA:** 29/07/200: 18:22

C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	rgarcia@kof.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola FEMSA, S.A. de C.V.
(Registrant)



Date: August 04, 2003

By: ______________________
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer